Exhibit 99.330

Nextech AR Solutions Updates Shareholders on Map Dynamics;

Wins Key Florida Industry Association Award

~$500,000 in Revenue Since Acquisition

Nextech’s AR solutions offers compelling partnership opportunities for the ~100,000 trade and professional associations in North America.

VANCOUVER, B.C., Canada – July 9th, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of Augmented Reality (“AR”) solutions and services, is pleased to announce that its recently acquired, Map Dynamics hybrid event and trade show mapping software platform has generated approximately $500,000 since being acquired and it has recently been recognized as the “Supporting Associate Organization of the Year” by the Florida Society of Association Executives (FSAE). Previous award winners include: Hilton Worldwide, Marriott International, and MemberClicks.

“With the Map Dynamics acquisition we not only ended up with a great platform that has serviced 4.5 million visitors, but also almost 700 association customers that are connected to thousands of businesses or members. We are now starting to work with the associations to educate them about our Augmented Reality solutions that would benefit their members,” commented Evan Gappelberg, Founder and CEO of Nextech. “About a third of all Americans are connected to an industry association or non-profit by way of professional or trade organization, education, community service or general forum and the work we do benefits members of these important organizations. We are excited to expand the range of offerings now available to all members across the association value chain including, Architects, the Building Industry, the Association of American Physicians and Surgeons and many others to fully leverage our full suite of AR, and hybrid event solutions. With close to 100,000 industry associations in North America – we anticipate significant growth opportunities ahead with our innovative AR solutions”.

Top 50 Map Dynamics Associations

American Institute of Architects
Entomological Society of America
American Waterworks Association
The Institute of Internal Auditors
Electric Power Research Institute (EPRI)
IInternational Association of Rehab Professionals of the Carolinas
Building Industry Association
Association of Energy Engineers (AEE)
United Pentecostal Church International (UPCI)
National Apartment Association
Alabama Department of Transportation (AL DOT)
National Association of College and Employers (NACE)
American Academy of Professional Coders (AAPC)
Association of American Physicians and Surgeons
American Association for Laboratory Animal Science
National Career Development Association (NCDA)
iIndependent Insurance Agents and Brokers
Builders Association of the Twin Cities (BATC)
National Air Traffic Controllers Association (NACTA)
Case Management Society of America (CMSA)
Nebraska Medical Association
Georgia Municipal Association
Meeting Management Group Inc
Georgia Music Educators Association (GMEA)
Texas Society of Architects
Electrical Apparatus Service Association
American Distilling Institute
Christian Community Development Association
Kentucky League of Cities
Canadian Urban Transit Association

National Association of RV Parks and Campgrounds (ARVC)
Florida Bankers Association
Snow & Ice Management Association (SIMA)
Fayette County Bar Association (FCBA)
Association of Educational Service Agencies (AESA)
United States Concealed Carry Association (USCCA)
Ohio Oil and Gas Association (OOGA)
American Association of Code Enforcement (AACE)
WorldTEK
U.S. Beverage Industry
Association of Licensed Architects
Association of Fund-Raising Distributors and Suppliers (AFRDS)
Alabama Independent School Association (AISA)
Southern Association of Orthodontists
United States Society on Dams (USSD)
Utah Apartment Association
Texas Downtown Association
Florida Association of Health Plans (FAHP)
Florida Transportation Builders Association
Georgia Economic Developers Association (GEDA)

For further information, please contact:

Evan Gappelberg, CEO

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.